                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August 2004

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

            3, avenue André, Malraux, 92309 Levallois-Perret, France
            --------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Press release dated August 24, 2004, "Denis Samuel-Lajeunesse
Appointed New Board Member at ALSTOM"

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                            ALSTOM

Date: September 1, 2004                    By: /s/ Philippe Jaffré
                                                --------------------------------
                                                Name:   Philippe Jaffré
                                                Title:  Chief Financial Officer

                                                                  24 August 2004

                        DENIS SAMUEL-LAJEUNESSE APPOINTED
                           NEW BOARD MEMBER AT ALSTOM

By order of the  Minister  of the  Economy,  Finance  and  Industry,  Mr.  Denis
Samuel-Lajeunesse,  Senior Civil Servant,  has been appointed member of ALSTOM's
Board of Directors as a representative of the French State.

Denis   Samuel-Lajeunesse   is  Managing   Director  of  the  French  Government
Shareholding  Agency of the  Ministry  of the  Economy,  Finance  and  Industry,
Treasury  Department.  He also is a  member  of the  Board of  Directors  of Air
France, Thalès and France Telecom.

He was previously  Chairman and Chief  Executive  Officer of Lyonnaise de Banque
and its subsidiary Banque de Vizille,  from 1992 to 2002. From 1986 to 1992, Mr.
Samuel-Lajeunesse  was International Affairs Assistant Secretary at the Treasury
Department.  Prior  to this,  he held  several  positions  within  the  Treasury
Department:  Senior Civil Servant  (1973-1983),  Deputy  Assistant  Secretary of
International   Affairs  (1983-1985)  and  Deputy  Assistant  Secretary  of  the
Financial Market (1985-1986).

Press relations:        S. Gagneraud
                        (Tél. +33 1 41 49 27 40)
                        internet.press@chq.alstom.com

Investor relations:     E. Chatelain
                        (Tél. +33 1 41 49 37 38)
                        Investor.relations@chq.alstom.com